EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
June 30, 2019

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		June 30, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	668,990	410,683
Marketable securities	4	1,344,341	1,558,987
Trade and other receivables, net	5	45,840	41,347
Merchant cash advances and loans receivable, net	6	115,556	91,873
Other current assets		36,438	26,192
		2,211,165	2,129,082
Long-term assets
Property and equipment, net		84,159	61,612
Intangible assets, net		25,314	26,072
Right-of-use assets	7	98,285	—
Goodwill	8	48,375	38,019
		256,133	125,703
Total assets		2,467,298	2,254,785
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		142,000	96,956
Deferred revenue	5	45,707	39,180
Lease liabilities	7	5,644	2,552
		193,351	138,688
Long-term liabilities
Deferred revenue	5	2,092	1,881
Lease liabilities	7	108,873	22,316
Deferred tax liability		1,798	1,132
		112,763	25,329
Commitments and contingencies	7, 10
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 100,282,712 and 98,081,889 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,247,861 and 12,310,800 issued and outstanding	11	2,313,198	2,215,936
Additional paid-in capital		76,393	74,805
Accumulated other comprehensive income (loss)	12	3,804	(12,216)
Accumulated deficit	3	(232,211)	(187,757)
Total shareholders’ equity		2,161,184	2,090,768
Total liabilities and shareholders’ equity		2,467,298	2,254,785

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended		Six months ended
		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	Note	$	$	$	$
Revenues
Subscription solutions		153,047	110,721	293,498	210,919
Merchant solutions		208,932	134,242	388,963	248,384
		361,979	244,963	682,461	459,303
Cost of revenues
Subscription solutions		29,538	24,524	57,523	47,684
Merchant solutions		127,676	83,484	239,882	150,822
		157,214	108,008	297,405	198,506
Gross profit		204,765	136,955	385,056	260,797
Operating expenses
Sales and marketing		119,210	87,487	224,232	163,271
Research and development		85,520	54,305	161,875	102,021
General and administrative		39,655	25,924	74,359	46,599
Total operating expenses		244,385	167,716	460,466	311,891
Loss from operations		(39,620)	(30,761)	(75,410)	(51,094)
Other income
Interest income, net		12,174	7,444	24,252	12,093
Foreign exchange loss		(1,232)	(636)	(1,671)	(854)
		10,942	6,808	22,581	11,239
Net loss		(28,678)	(23,953)	(52,829)	(39,855)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	12	6,746	(4,398)	16,020	(11,232)
Comprehensive loss		(21,932)	(28,351)	(36,809)	(51,087)

Basic and diluted net loss per share attributable to shareholders	13	$(0.26)	$(0.23)	$(0.47)	$(0.38)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	13	112,013,409	105,978,076	111,470,359	104,127,640

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Note	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
		Shares	Amount $
As at December 31, 2017		99,877,688	1,077,477	43,392	3,435	(123,204)	1,001,100
Exercise of stock options		707,866	10,111	(3,817)	—	—	6,294
Stock-based compensation		—	—	18,247	—	—	18,247
Vesting of restricted share units		242,844	10,728	(10,728)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $10,616		4,800,000	646,984	—	—	—	646,984
Net loss and comprehensive loss for the period		—	—	—	(6,834)	(15,902)	(22,736)
As at March 31, 2018		105,628,398	1,745,300	47,094	(3,399)	(139,106)	1,649,889
Exercise of stock options		525,391	15,495	(5,649)	—	—	9,846
Stock-based compensation		—	—	24,817	—	—	24,817
Vesting of restricted share units		216,360	10,509	(10,509)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	(4,398)	(23,953)	(28,351)
As at June 30, 2018		106,370,149	1,771,304	55,753	(7,797)	(163,059)	1,656,201

	Note	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
		Shares	Amount $
As at December 31, 2018		110,392,689	2,215,936	74,805	(12,216)	(187,757)	2,090,768
Adjustment related to the transition to Topic 842, Leases	3	—	—	—	—	8,375	8,375
As at January 1, 2019		110,392,689	2,215,936	74,805	(12,216)	(179,382)	2,099,143
Exercise of stock options		747,686	18,964	(6,908)	—	—	12,056
Stock-based compensation		—	—	31,596	—	—	31,596
Vesting of restricted share units		342,152	30,340	(30,340)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	9,274	(24,151)	(14,877)
As at March 31, 2019		111,482,527	2,265,240	69,153	(2,942)	(203,533)	2,127,918
Exercise of stock options		738,873	24,173	(8,605)	—	—	15,568
Stock-based compensation		—	—	39,630	—	—	39,630
Vesting of restricted share units		309,173	23,785	(23,785)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	6,746	(28,678)	(21,932)
As at June 30, 2019		112,530,573	2,313,198	76,393	3,804	(232,211)	2,161,184

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Six months ended
		June 30, 2019	June 30, 2018
	Note	$	$
Cash flows from operating activities
Net loss for the period		(52,829)	(39,855)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Amortization and depreciation		14,207	15,008
Stock-based compensation		70,432	42,116
Provision for uncollectible receivables related to merchant cash advances and loans receivable	6	7,539	4,072
Unrealized foreign exchange loss		1,917	369
Changes in operating assets and liabilities:
Trade and other receivables		(20,540)	(16,426)
Merchant cash advances and loans receivable		(31,222)	(36,952)
Other current assets		(5,910)	(5,532)
Accounts payable and accrued liabilities		55,908	27,285
Deferred revenue		6,345	4,617
Lease assets and liabilities		1,555	2,501
Net cash provided (used) by operating activities		47,402	(2,797)
Cash flows from investing activities
Purchase of marketable securities		(1,022,814)	(1,297,346)
Maturity of marketable securities		1,249,319	744,406
Acquisitions of property and equipment		(30,437)	(15,107)
Acquisitions of intangible assets		(1,935)	(9,353)
Acquisition of businesses, net of cash acquired		(12,476)	(3,718)
Net cash provided (used) by investing activities		181,657	(581,118)
Cash flows from financing activities
Proceeds from the exercise of stock options		27,624	16,140
Proceeds from public offering, net of issuance costs	11	—	646,984
Net cash provided by financing activities		27,624	663,124
Effect of foreign exchange on cash and cash equivalents		1,624	(1,085)
Net increase in cash and cash equivalents		258,307	78,124
Cash and cash equivalents – Beginning of Period		410,683	141,677
Cash and cash equivalents – End of Period		668,990	219,801

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		7,209	—
Opening lease liabilities arising from obtaining right-of-use assets		103,310	—
Acquired property and equipment remaining unpaid		963	1,602
Capitalized stock-based compensation		794	948

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. The Company’s mission is to make commerce better for everyone. Shopify is the leading multi-channel commerce platform. The Company builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

2.	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2018. The unaudited condensed consolidated balance sheet at December 31, 2018 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the three and six months ended June 30, 2019 are not necessarily indicative of the results expected for the full fiscal year.

3.	Significant Accounting Policies

Except for the adoption of Topic 842, Leases, which is discussed below, there are no other material changes to the Company’s significant accounting policies during the three and six months ended June 30, 2019, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2018.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants, and the estimated period over which contract costs should be amortized; provision for uncollectible receivables related to merchant cash advances and loans;

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

recoverability of deferred tax assets; fair value of acquired intangible assets; and the discount rate used to determine the present value of lease payments. Actual results may differ from the estimates made by management.

Leases

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (Topic 842), which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. In July 2018, the Financial Accounting Standards Board issued ASU No. 2018-11, Leases - Targeted Improvements, which provides an additional transition method.

The Company adopted the new leasing standard effective January 1, 2019, using the modified retrospective approach and applying the transition method which does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Company elected to use the package of practical expedients so as to not reassess whether a contract is or contains a lease, lease classification, and initial direct costs, for contracts that expired or existed prior to the effective date. As the lessee to material operating leases, the most significant impact of adoption of the new leasing standard relates to the recognition of right-of-use assets of $91,140 and lease liabilities of $103,310 as of January 1, 2019 for the Company's operating leases.

The Company accounts for leases by first determining if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted as a reduction of lease liabilities if they have not yet been received. The Company's lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.

The Company's lease agreements include lease and non-lease components, which are accounted for separately under Topic 842. Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities. As the Company previously included non-lease components in the calculation of lease incentives under Topic 840, the transition to Topic 842 resulted in an $8,375 cumulative adjustment to reduce opening accumulated deficit.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances and loans receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

party to insure some of the merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian Dollar (CAD) and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

While the majority of the Company's revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and loss from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates.

	Three months ended
	June 30, 2019			June 30, 2018
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
	(in thousands)
Revenues	361,979	657	362,636	244,963	407	245,370
Cost of revenues	(157,214)	(946)	(158,160)	(108,008)	(845)	(108,853)
Operating expenses	(244,385)	(7,359)	(251,744)	(167,716)	(7,596)	(175,312)
Loss from operations	(39,620)	(7,648)	(47,268)	(30,761)	(8,034)	(38,795)

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

	Six months ended
	June 30, 2019			June 30, 2018
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
	(in thousands)
Revenues	682,461	1,208	683,669	459,303	740	460,043
Cost of revenues	(297,405)	(1,860)	(299,265)	(198,506)	(1,666)	(200,172)
Operating expenses	(460,466)	(18,292)	(478,758)	(311,891)	(14,502)	(326,393)
Loss from operations	(75,410)	(18,944)	(94,354)	(51,094)	(15,428)	(66,522)

(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and loss from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD-USD rates.

Accounting Pronouncements Adopted in the Period

In August 2017, the Financial Accounting Standards Board issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which makes more financial and non-financial hedging strategies eligible for hedge accounting while also amending the presentation and disclosure requirements. The update is effective for annual periods beginning after December 15, 2018. The only impact of adoption on the Company's condensed consolidated financial statements was disclosure of the amounts of hedging gains or losses that were reclassified from Accumulated Other Comprehensive Income (Loss) to cost of revenues and each operating expense line.

In August 2018, the Financial Accounting Standards Board issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update is effective for annual periods beginning after December 15, 2019 but the Company opted for early adoption. The adoption of this update did not have an impact on the Company's condensed consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which will replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to- maturity debt securities, and other instruments. In May 2019, the Financial Accounting Standards Board issued ASU No. 2019-05, Financial Instruments - Credit Losses, which provides transition relief that is optional for, and will be available to, all reporting entities within the scope of Topic 326. The updates are effective for annual periods beginning after December 15, 2019 including interim periods within those periods. Early adoption is permitted. The Company is currently assessing the impact of ASU No. 2016-13 and whether the transition relief in ASU No. 2019-05 will be elected.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

4.	Financial Instruments

As at June 30, 2019, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Repurchase agreements	—	—	30,000	30,006	—	—
Marketable securities:
U.S. term deposits	127,500	129,215	—	—	—	—
U.S. federal bonds	319,446	320,018	—	—	—	—
Canadian federal bonds	19,931	19,931	—	—	—	—
Corporate bonds and commercial paper	—	—	877,464	881,191	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	4,120	4,120	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	316	316	—	—

The fair values above include accrued interest of $5,011, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Condensed Consolidated Balance Sheets.

As at December 31, 2018, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Commercial paper	—	—	4,994	4,994	—	—
Repurchase agreements	—	—	60,000	60,005	—	—
Marketable securities:
U.S. term deposits	127,500	128,241	—	—	—	—
U.S. federal bonds	230,898	231,299	—	—	—	—
Canadian federal bonds	19,967	19,962	—	—	—	—
Corporate bonds and commercial paper	—	—	1,180,622	1,182,437	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	12,216	12,216	—	—

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The fair values above include accrued interest of $5,109, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Condensed Consolidated Balance Sheets.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

As at June 30, 2019 the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $256,746 (December 31, 2018 - $276,696), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. There were no transfers between Levels 1, 2 and 3 during the periods ended June 30, 2019 and the year ended December 31, 2018.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of June 30, 2019, $4,120 of unrealized gains and $316 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive loss and current assets and current liabilities, on the condensed consolidated balance sheet. This amount is expected to be reclassified into earnings over the next twelve months. In the three and six months ended June 30, 2019, $2,215 and $5,493 of realized losses (June 30, 2018 - $469 of realized losses and $1,586 of realized gains) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

5.    Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for doubtful accounts, were as follows:

	June 30, 2019 $	December 31, 2018 $	December 31, 2017 $
Unbilled revenues	13,349	12,653	7,616
Trade receivables	15,419	11,191	7,073
Other receivables	17,072	17,503	7,250
	45,840	41,347	21,939

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in our unbilled revenues and trade receivables accounts. The Company determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Activity in the allowance for doubtful accounts was as follows:

	Three months ended		Six months ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2019 $	June 30, 2018 $
Balance, beginning of the period	1,214	2,136	1,023	1,642
Provision for uncollectible receivables	569	259	1,285	753
Write-offs	(212)	—	(737)	—
Balance, end of the period	1,571	2,395	1,571	2,395

Changes in deferred revenue were as follows:

	Three months ended		Six months ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2019 $	June 30, 2018 $
Balance, beginning of the period	44,757	34,473	41,061	32,046
Deferral of revenue	27,167	21,509	36,178	28,410
Recognition of deferred revenue	(24,125)	(19,319)	(29,440)	(23,793)
Balance, end of the period	47,799	36,663	47,799	36,663

Current portion			45,707	35,029
Long term portion			2,092	1,634
			47,799	36,663

The opening balances of current and long-term deferred revenue were $30,694 and $1,352, respectively, as of January 1, 2018.

6.    Merchant Cash Advances and Loans Receivable

	June 30, 2019	December 31, 2018	December 31, 2017
	$	$	$
Merchant cash advances and loans receivable, gross	121,819	94,612	49,143
Allowance for uncollectible merchant cash advances and loans receivable	(6,263)	(2,739)	(2,042)
Merchant cash advances and loans receivable, net	115,556	91,873	47,101

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the activities of the Company’s allowance for uncollectible merchant cash advances and loans receivable:

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
Balance, beginning of the period	4,263	2,681	2,739	2,042
Provision for uncollectible merchant cash advances and loans receivable	4,466	2,490	7,539	4,072
Merchant cash advances and loans receivable charged off, net of recoveries	(2,466)	(1,240)	(4,015)	(2,183)
Balance, end of the period	6,263	3,931	6,263	3,931

7.    Leases

The Company has office leases in Canada, the United States, Singapore, and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 13 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 1 year. Additional office space leases are set to commence between later this year and 2027, at which point the Company's right-of-use assets and lease liabilities will increase. In August 2018, the Company entered into a lease agreement for office space in Toronto, Canada that is set to commence in 2021, which will create a significant right-of-use asset and lease liability at that time. All of the Company's leases are operating leases.

The components of lease expense for the three and six months ended June 30, 2019 were as follows:

	Three months ended	Six months ended
Operating lease expense	3,895	7,533
Variable lease expense, including non-lease components	3,083	6,307
Total lease expense	6,978	13,840

Total lease expense for the three and six months ended June 30, 2018 was $4,415 and $8,312, respectively.

As at June 30, 2019, the weighted average remaining lease term is 10 years and the weighted average discount rate is 5.3%.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Maturities of lease liabilities as at June 30, 2019 were as follows:

Fiscal Year	Operating Leases
Remainder of 2019	7,692
2020	23,798
2021	31,264
2022	35,985
2023	39,826
Thereafter	361,477
Total future minimum payments	500,042
Minimum payments related to leases that have not yet commenced	(139,669)
Minimum payments related to variable lease payments, including non-lease components	(208,025)
Imputed interest	(37,831)
Total lease liabilities	114,517

8.    Goodwill

On January 28, 2019, the Company completed the acquisition of Helpful.com Inc., a company based in Toronto, Canada. The Company acquired 100 percent of the outstanding shares of Helpful.com Inc. The transaction was accounted for as a business combination resulting in $5,653 of goodwill being added. The operations of Helpful.com Inc. have been consolidated into the Company's results as of the acquisition date.

On May 7, 2019, the Company completed the acquisition of Handshake Corp., a company based in New York, United States. The Company acquired 100 percent of the outstanding shares of Handshake Corp. The transaction was accounted for as a business combination resulting in $2,703 of goodwill being added. The operations of Handshake Corp. have been consolidated into the Company's results as of the acquisition date.

On June 28, 2019, the Company completed the acquisition of Vinderbit Pty Ltd, a company based in Australia. The Company acquired 100 percent of the outstanding shares of Vinderbit Pty Ltd. The transaction was accounted for as a business combination resulting in $2,000 of goodwill being added. The operations of Vinderbit Pty Ltd have been consolidated into the Company's results as of the acquisition date.

The remainder of the Company's goodwill relates to previous acquisitions of various companies including, but not limited to, Tictail, Inc. which was acquired on November 19, 2018 resulting in $15,125 of goodwill being added. Goodwill is attributable to the Company’s single reporting unit.
No goodwill impairment was recognized in the six months ended June 30, 2019 or in the year ended December 31, 2018.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

9.    Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at June 30, 2019 the effective rate was 4.25%, and no cash amounts have been drawn under this credit facility.

10.	Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at June 30, 2019, was $48,505.

Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

11.    Shareholders’ Equity

Public Offerings

In December 2018, the Company completed a public offering in which it issued and sold 2,600,000 Class A subordinate voting shares at a public offering price of $154.00 per share. The Company received total net proceeds of $394,704 after deducting offering fees and expenses of $5,696.

In February 2018, the Company completed a public offering, in which it issued and sold 4,800,000 Class A subordinate voting shares at a public offering price of $137.00 per share. The Company received total net proceeds of $646,984 after deducting offering fees and expenses of $10,616.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Stock-Based Compensation

As at June 30, 2019 there were 14,231,427 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the six months ended June 30, 2019:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2018	5,476,790	32.96	6.23	577,731	—	2,473,665	92.40
Stock options granted	352,119	180.67	—	—	84.49	—	—
Stock options exercised	(1,486,559)	18.58	—	—	—	—	—
Stock options forfeited	(48,808)	52.74	—	—	—	—	—
RSUs granted	—	—	—	—	—	614,788	194.18
RSUs settled	—	—	—	—	—	(651,325)	83.10
RSUs forfeited	—	—	—	—	—	(102,711)	103.27
June 30, 2019	4,293,542	49.83	6.44	1,074,757	—	2,334,417	121.32

Stock options exercisable as of June 30, 2019	2,661,818	20.62	5.39	744,065
(1) As at June 30, 2019 1,781,577 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, and 2,511,965 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's stock as of June 30, 2019 and December 31, 2018.

As at June 30, 2019 the Company had issued 562 Deferred Share Units under its Long Term Incentive Plan.

The following table illustrates the classification of stock-based compensation expense in the Condensed Consolidated Statements of Operations and Comprehensive Loss, which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
Cost of revenues	894	584	1,608	1,010
Sales and marketing	8,409	5,722	15,244	9,760
Research and development	22,983	13,639	41,098	24,504
General and administrative	6,982	4,246	12,482	6,842
	39,268	24,191	70,432	42,116

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

12.	Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the six months ended June 30, 2019 and 2018:

	Accumulated Other Comprehensive Income (Loss) (all amounts net of tax)
	Six months ended
	June 30, 2019	June 30, 2018
	$	$
Balance, beginning of the period	(12,216)	3,435

Other comprehensive income (loss) before reclassifications	10,526	(9,646)
Loss (gain) on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	300	(103)
Sales and marketing	1,617	(576)
Research and development	2,788	(688)
General and administrative	789	(219)
Other comprehensive income (loss), net of tax	16,020	(11,232)
Balance, end of the period	3,804	(7,797)

13.    Net Loss per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Basic and diluted weighted average number of shares outstanding	112,013,409	105,978,076	111,470,359	104,127,640
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	4,293,542	6,482,571	4,293,542	6,482,571
Restricted share units	2,334,417	2,716,907	2,334,417	2,716,907
Deferred share units	562	—	562	—
	6,628,521	9,199,478	6,628,521	9,199,478

In the three and six months ended June 30, 2019 and 2018, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

14.     Subsequent Events

Subsequent to June 30, 2019, the Company formally established its EMEA headquarters in Ireland and its Asia-Pacific headquarters in Singapore. As a result of these actions the Company transferred regional relationship and territory rights from its Canadian entity to enable each regional headquarter to develop and maintain merchant and commercial operations within their respective regions, while keeping the ownership of all of the current developed technology within Canada. These transfers reflect the growing proportion of the Company's business occurring internationally and are expected to result in significant taxable income within the year ended December 31, 2019.